Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Six Months Ended June 30, 2012
Earnings:

Income before income and mining tax and other items (1)	$1,593
Adjustments:
Fixed charges added to earnings	133
Dividends from equity affiliates	10
Amortization of capitalized interest	14

$1,750

Fixed Charges:
Net interest expense (2)	$123
Portion of rental expense representative of interest	10

Fixed charges added to earnings	133
Capitalized interest	48

$181

Ratio of earnings to fixed charges	9.7

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.